November 18, 2004

Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, D.C. 20549

        RE:      AEROFLEX INCORPORATED
                 FORM 10-K FOR THE YEAR ENDED JUNE 30, 2004
                 FILE NUMBER:   0-02324
                 FORMER FILE NUMBER:  001-08037

Ladies and Gentlemen:

     The following are the responses to the comments of the Commission in its letter of October 19, 2004 in connection with the filing by Aeroflex Incorporated of the above-referenced document. To facilitate your review we have included your numbered comments along with the related responses.

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2004

ITEM 7, MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW - PAGE 11

     1. In future filings, expand the discussions of your discontinued business to also include the following:

     a. Discuss the likely effects on reported results and liquidity of material contingent liabilities, such as product or environmental liabilities or litigation, that may remain with you notwithstanding disposal of the underlying business;

     b. If you retain a financial interest in the discontinued component or in the buyer of that component that is material to you, include discussion of known trends, events, and uncertainties, such as the financial condition and operating results of the issuer of the security, that may be reasonably expected to affect the amounts ultimately realized on the investments.

Refer to SAB Topic 5-Z and FIN 45.

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In response to the staff's comments, we have added disclosure on page 22 of the company's Form 10-Q filed with the Commission on November 9, 2004 (the "Form 10-Q) regarding the liabilities retained upon the sale of the company's thin film interconnect operations and the fact that the liabilities to be retained following a sale of the company's shock and vibration control device manufacturing business are not presently determinable.

In the past, the company has not retained a financial interest in the discontinued component or in the buyer of that component that is material. In the event that the company does so in the future, it will make the requested disclosure.

RESULTS OF OPERATIONS

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (SG&A) - PAGE 14

2. In future filings, when you cite more than one factor in explaining the change in a financial statement line item in MD&A, please revise to separately quantify the amounts of the individual factors cited, including offsetting factors. For example, revise future filings to quantify the increases in compensation, professional and insurance expenses included in your selling, general and administrative expenses.

The requested disclosure has been added on page 23 of the Form 10-Q in response to the staff's comments.

RESTRUCTURING CHARGES - PAGE 17

3. We see your MD&A disclosure of your restructuring charges. Pursuant to SFAS 146, EITF 94-3 and SAB Topic 5-P, the following additional disclosures in future filings would be useful to investors:

     a. Describe the specific conditions or events leading management to consolidate certain facilities, including specific factors related to products, processes, customers and/or market conditions;

     b. Identify significant actions taken and describe the expected timing of those actions;

     c. Identify the number and describe the nature of the positions being eliminated;

     d. Disclose the intended effects of your restructuring on your financial position, future operating results and liquidity;

     e. Quantify the anticipated and actual cost savings derived from your restructuring efforts during the periods presented.

Please be advised that the company incurred the referenced restructuring charges in its fiscal year ended June 30, 2002. The requested disclosure is no longer relevant in the current fiscal period. In the event that the company incurs additional restructuring charges in future fiscal periods, the company will include available information in response to the staff's request.

OFF-BALANCE SHEET ARRANGEMENTS

4. We note that you did not disclose your off-balance sheet arrangements. In future filings, include a separately captioned subsection discussing off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the company's financial condition. Refer to Item 303 (A)(4) of Regulation S-K and SEC Release No. 33-8182.

     The requisite disclosure has been added on page 24 of the Form 10-Q in response to the staff's comment.

DEFINED BENEFIT PENSION PLANS

5. We see that your pension plans are not presently funded. Revise future filings to include MD&A discussions of the future effect of the unfunded pension obligations on your financial position, operating results and liquidity. Refer SEC Release No. 33-8182.

Disclosure has been added to the Liquidity and Capital Resources section of MD&A on page 25 of the Form 10-Q in response to the staff's request.

FINANCIAL STATEMENTS

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES

FINANCIAL INSTRUMENTS AND DERIVATIVES - PAGE S-7

6. Revise future filings to clearly describe your accounting for derivatives, in particular those derivatives designated and qualifying as hedges pursuant to SFAS 133:

a. Your current disclosure of "derivatives that are deemed effective under SFAS 133" is unclear and may be confusing to the investor. We assume that you intended to say that for those derivatives designated and qualifying as effective cash flow hedges under SFAS 133, changes in their fair value are recorded as a component of other comprehensive income. If true, please clarify in future filings, beginning with your next Form 10-Q.

b. Also, in future filings please provide all the disclosure required by paragraphs 44 and 45 of SFAS 133. You should provide the disclosures relating to fiscal 2004 and 2003, not previously provided in your 2004 Form 10-K, in your next Form 10-Q.

In response to the staff's comment, to the extent significant or applicable, the required disclosure has been added to Note 1 on page 8 and Note 6 on page 18 of the Form 10-Q.

In addition, please be advised that as of September 28, 2004, the company's ineffective interest rate swap was transferred with the net assets of the company's discontinued thin


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film interconnect operations under the terms of the purchase agreement and the net liability has been included in the determination of the loss on disposal of such operations.

REVENUE RECOGNITION - PAGE S-7

7. We see that you recognized revenue at the time of shipment of products to customers. Confirm to us that your products are shipped FOB shipping point or revise your policy in all future filings to conform to the guidance provided in SAB Topic 13A-3 which indicates that revenue should not be recognized until the customer has taken title to the product. For products shipped FOB destination, that event occurs when the product is delivered to the customer's delivery site.

Please be advised that most of the company's products are shipped FOB shipping point. Note 1 on page 7 has been amended to disclose the accounting in the event that products are shipped FOB destination.

8. In addition, tell us and revise future filings to clarify the accounting for any special arrangements with customers such as price protection, rights of return and other discounts, credits or special terms. See paragraph 6 of SFAS 48.

Disclosure has been added to Note 1, Revenue Recognition, regarding the right of return provided to certain customers. Please be advised that the company is not a party to any price protection or other special arrangements with customers.

NOTE 2 - DISCONTINUED OPERATIONS - PAGE S-11

9. Revise future filings, as applicable, to include the following additional disclosures pursuant to paragraph 47 of SFAS 144:

a. Material contingent liabilities, such as product or environmental liabilities or litigation, that may remain with the Company notwithstanding disposal of the underlying business, and

b. The amount of the reasonably likely range of possible loss pursuant to SFAS
5.

In response to the staff's comments, we have added disclosure to Note 3 on page 15 regarding the liabilities retained upon the sale of the company's thin film interconnect operations and the fact that the liabilities to be retained following a sale of the company's shock and vibration control device manufacturing business are not presently determinable.

Please be advised that the company has disclosed in Note 3 on page 15 the loss on disposal in connection with the sale of its thin film interconnect operations. The company currently believes that it will recognize a gain on the sale of its shock and vibration control device manufacturing business.

NOTE 3 - IN-PROCESS RESEARCH AND DEVELOPMENT EXPENSES - PAGE S-4 AND PAGES S-13 TO S-17

10. We see that you have incurred amounts relating to Purchased In-Process Research and Development costs, noting that you deemed the IPR&D to have no future alternate use at the date of purchase for all of the periods presented. Revise future filings to expand the footnote disclosure to include the followings for significant purchased IPR&D amounts:

a. Appraisal method used to fair value the IPR&D on a project by project basis;

b. Significant appraisal assumptions, such as -

          i. period in which material net cash inflows from significant projects are expected to commence;

          ii. material anticipated changes from historical pricing, margins and expense levels; and

          iii. the risk adjusted discount rate applied to the project's cash flows.

Refer to FIN 4.

Please be advised that the appraisal method used to value the IPR&D is the discounted cash flow method, as disclosed in Note 2 on pages 10-12 of the Form 10-Q. The appraisal assumptions have also been disclosed in Note 2 on page 10-12 of the Form 10-Q.

In addition, in arriving at the future cash flows, the Company did not anticipate material changes from historical pricing, margins or expense levels.

NOTE 13 - DEFINED BENEFIT PENSION PLANS - PAGE S-29

11. We note your defined benefits pension plans disclosure. Pursuant to paragraph 6 of SFAS 132R, revise future filings to include the following additional disclosures:

          a.   The projected benefit obligation in excess of plan assets;

          b.   The accumulated benefit obligation in excess of plan assets;

          c. Targeted asset allocation by assets category for the reporting periods.

Please be advised that the company will add the requested disclosure to the footnotes to the financial statements contained in its next filed Form 10-K.

In response to the Commission's comments, the Company hereby acknowledges that:

          o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

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          o    staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

          o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition to the foregoing responses to the staff's comments, please be advised that the Company's file number is 0-02324; a form RW was filed with the Commission on September 21, 2001 with respect to the Company's previous file number.

     Thank you for your comments. We trust that these responses are sufficient for your purposes. However, if you have any further questions or comments, please feel free to contact me.


                                      Very truly yours,

                                      /s/Michael Gorin
                                      Michael Gorin
                                      Vice Chairman and Chief Financial Officer


cc:  KPMG, LLP